UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated December 18, 2019, titled “ABB announces changes to Executive Committee”.

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ZURICH, SWITZERLAND, DECEMBER 18, 2019

ABB announces changes to Executive Committee

Power Grids’ and Regional Presidents’ roles to be discontinued in line with company transformation

As of December 31, 2019, Claudio Facchin, Frank Duggan and Chunyuan Gu will step down from the Executive Committee of ABB as part of the organizational transformation announced on December 17, 2018.

With the announced divestment of Power Grids to Hitachi, Claudio Facchin will continue to lead Power Grids as a standalone business ahead of the closing of the transaction, which is expected in the first half of 2020. Frank Duggan and Chunyuan Gu will step down from their roles as Presidents of the Europe and AMEA (Asia, Middle East and Africa) regions respectively, as those roles are to be discontinued under the new ABB operating system.

Duggan and Gu will continue as advisors to the company. In addition, Duggan will be appointed a member of the Hitachi ABB Power Grids board, representing ABB, while Gu will continue as Chairman of the Board of Directors of ABB China.

Peter Voser, Chairman and CEO: “We thank Claudio, Frank and Chunyuan for their dedicated services as members of the Executive Committee. Their experience and expertise helped to strengthen ABB’s leading role in their respective markets and industries. We wish them every success in their new roles.”

Claudio Facchin joined the Executive Committee in 2013 as President of Power Systems, which he helped to turn around, before being appointed President of the Power Grids business in 2016.

Frank Duggan became a member of the Executive Committee in 2011 as Head of Global Markets and Manager of the former India, Middle East and Africa region and then became President of AMEA in 2015 and of Europe in 2017. In that time, he was pivotal in developing ABB’s customer-focused approach both globally and in those regions.

Chunyuan Gu joined the Executive Committee in 2017 as President of AMEA while he was Managing Director of ABB China. Gu played a key role in strengthening the company’s technology leadership in robotics and to develop its business in China and the AMEA region.

As of January 1, 2020, the streamlined Executive Committee will comprise Peter Voser, CEO; Tarak Mehta, President Electrification; Peter Terwiesch, President Industrial Automation; Morten Wierod, President Motion; Sami Atiya, President Robotics & Discrete Automation; Timo Ihamuotila, CFO; Sylvia Hill, CHRO; and Maria Varsellona, General Counsel.

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ABB (ABBN: SIX Swiss Ex) is a technology leader that is driving the digital transformation of industries. With a history of innovation spanning more than 130 years, ABB has four customer-focused, globally leading businesses: Electrification, Industrial Automation, Motion, and Robotics & Discrete Automation, supported by the ABB Ability™ digital platform. ABB’s Power Grids business will be divested to Hitachi in 2020. ABB operates in more than 100 countries with about 147,000 employees. www.abb.com

This press release includes forward-looking information including statements concerning the expected timing for the closing of the divestment of our Power Grids business to Hitachi. These statements are based on current expectations, estimates and projections. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB ANNOUNCES CHANGES TO EXECUTIVE COMMITTEE	2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: December 18, 2019.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: December 18, 2019.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance